SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry Nr. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-SEVENTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR . 2 . DATE: February 20, 2019 - 1 p . m . 3 . PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; and DENISE TEIXEIRA GOMES - Secretary of the Meeting . 4 . MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

The Board of Directors unanimously approved the renewal of the D&O insurance agreement - Insurance of Civil Liability for Members of the Board of Directors, Executive Board and Management for the 2019-2020 period.

II.

The Board of Directors unanimously approved the Advance – for a Future Capital Increase – to UEG Araucária Ltda. - UEGA, in an amount corresponding to the needs for the months of March, April, May, June and July 2019. It should be noted that the approval of the other contributions requested, as of August 2019, is conditioned to the presentation and approval of UEGA’s Business Plan by the shareholders and the contribution by the shareholder Petróleo Brasileiro S.A. - Petrobras.

III.

The Board of Directors unanimously resolved to elect Mr. Cassio Santana da Silva as Executive Officer of Business Development, thus becoming part of the Executive Board of Companhia Paranaense de Energia - Copel to conclude the 2018-2019 term of office.

IV.

The Board of Directors received information and discussed the matter related to the progress of the work of the independent audit, by Deloitte Touche Tohmatsu Auditores Independentes, for the 2018 fiscal year, specially on the environment of internal controls of the Company.

V.

The Board of Directors received information and discussed the matter on the status of the action plans and/or projects to mitigate shortcomings pointed out by the independent auditors Deloitte Touche Tohmatsu Auditores Independentes.

VI.	The Board of Directors received information regarding the monitoring and security of the Company’s dams, requested measures and presented guidelines on the subject.
VII.	The Board of Directors received a report and discussed the matter on the progress of the investigation process within UEG Araucária Ltda. – UEGA.
VIII.	The Board of Directors received information on the financial outlook of the Company.
IX.	The Board of Directors received a report from the Statutory Audit Committee on several matters.
X.	The Board of Directors received a report from the CEO on several matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 187th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 21, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.